UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-168873 and No. 333-183143) of the Company.

Entry into a Material Definitive Agreement

On October 3, 2012, China Cord Blood Corporation (the “Company”) consummated the transactions provided for in a convertible note purchase agreement, dated September 18, 2012 (the “Note Purchase Agreement”), between the Company and Golden Meditech Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands regarding the issuance and sale of $50 million in aggregate principal amount of 7% senior convertible notes (the “Notes”) following satisfaction or waiver of all of the closing conditions set forth in the Note Purchase Agreement. As disclosed in the Company’s Report of Foreign Issuer on Form 6-K furnished to the SEC on September 18, 2012, the Notes are convertible into ordinary shares of $0.0001 par value per share in the capital of the Company at an initial conversion price of $2.838 per share. A copy of the Note Purchase Agreement is attached hereto as exhibit 4.1.

Other Events

On October 3, 2012, the Company issued a press release announcing the closing of the issuance and sale of the Notes. A copy of the press release and the related Notes, and Registration Rights Agreement entered into by the Company upon the closing are attached hereto as exhibits 15.1, 4.2 and 4.3, respectively.

Exhibits

Exhibit No.	Description

4.1	Convertible Note Purchase Agreement between China Cord Blood Corporation and Golden Meditech Holdings Limited dated September 18, 2012. (incorporated by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K filed by the Registrant on September 18, 2012)

4.2	7% Senior Convertible Note due 2017.

4.3	Registration Rights Agreement between China Cord Blood Corporation and Golden Meditech Holdings Limited dated October 3, 2012.

15.1	Press Release regarding closing of issuance of $50 million in aggregate principal amount of 7% Senior Convertible Note issued October 3, 2012.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: October 3, 2012